EXHIBIT 4.9

                                        January 11, 1995

          Mr. William F. Gorog, Trustee
          WorldCorp Employee Savings and
            Stock Ownership Plan
          13873 Park Center Road
          Herndon, Virginia  22071

                    Re:  Supplemental Terms and Provisions
                         to Customer Agreement Dated
                         January 11, 1995

          Dear Mr. Gorog:

                    This letter agreement sets forth certain terms and provisions which are supplemental to the terms of a Customer Agreement dated January 11, 1995, for a margin loan to the WorldCorp ESSOP. The following terms and provisions shall apply to this account:

               1) The maintenance equity requirement for this margin account will be 40% as required by NYSE rules for margin accounts of Rule 144 affiliates. In the event that the stock price closes at $4.00 or lower for 5 consecutive trading days, the maintenance equity requirement will increase to 50%, and it will increase to 60% if the stock closes at $3.00 per share for 5 consecutive trading days. The initial debit may not exceed 50% of the market value of the collateral shares.

               2) Margin calls must be met within five (5) business days from the date of issuance.

               3) If the price of WorldCorp common stock should close at $2.00 or lower, the shares will be moved to a cash account and the outstanding margin loan shall be repaid in full within 24 hours. Thereafter, the shares may not be transferred back to the margin account until the stock returns to the $5.00 level.

               4) Scott & Stringfellow will not lend or deliver the collateral shares at any time to another broker-dealer and the shares will at all times remain in the possession and control of Scott & Stringfellow.

               5) The arbitration clauses contained in paragraphs 20 and 21 of the Customer Agreement shall have been eliminated due to ERISA considerations.

               6) The interest rate which shall apply to this margin loan will be based on the broker call rate as quoted in the Wall Street Journal plus 100 basis points.

               7) It is our understanding that the WorldCorp ESSOP expects that the margin debit will be reduced by approximately $90,000 per calendar quarter. Scott & Stringfellow agrees upon each such payment of principal to release the number of shares determined pursuant to the release provisions in section 6(d)(1) of the ESSOP. To the extent such release of shares violates the margin requirements of the Loan Agreement, WorldCorp will provide collateral or make a contribution adequate to meet such margin requirement or cure any resulting default.

               8) This loan is a non-recourse obligation of the ESSOP. With respect to recourse against the ESSOP, Scott & Stringfellow will look only to the collateral held by it for satisfaction of any amounts due. Notwithstanding the foregoing, Scott & Stringfellow may look to WorldCorp pursuant to the Guarantee Agreement for full payment of all amounts owed under the loan (such amounts to be determined without regard to the non-recourse nature of the loan).

                    Payments made by the ESSOP of principal and interest on the loan shall not exceed the sum of all contributions (excluding any contributions of stock of the Company) that are made to the ESSOP by the Company to enable the ESSOP to meet its obligations under the Loan Agreement, any earnings on such Company contributions, and any cash dividends on the shares of the Company stock purchased with the proceeds of the prior loan refinanced by this Loan (whether or not such shares have been released from pledge hereunder). Notwithstanding the foregoing provisions, the Trustees of the ESSOP may apply the proceeds from the sale of any shares remaining subject to pledge hereunder to pay principal and accrued interest due on the loan in the event of the sale of the Company or the termination of the ESSOP or if the ESSOP ceases to be an employee stock ownership plan under section 4975(e)(7) of the Internal Revenue Code.

               9) The loan is due and payable May 23, 1996, unless earlier repaid or unless earlier payment in part or full is required pursuant to the terms of the Loan Agreement.

               10) Upon the occurrence of an event of default as defined below, all principal and accrued interest under the loan shall be immediately due and payable, and, without limiting any other rights it may have, Scott & Stringfellow may take any action described in Section 10 of the Customer Agreement. An event of default shall include (i) any breach by the ESSOP of any of its obligations under the Customer Agreement or this letter agreement, (ii) the occurrence of any of the circumstances described in Section 10 of the Customer Agreement which would give Scott & Stringfellow the right to take any of the actions specified therein, (iii) a lapse in the effectiveness of the registration statement filed pursuant to the Registration Rights Agreement between Scott & Stringfellow and WorldCorp or any breach by WorldCorp of any obligation under the Registration Rights Agreement, or (iv) any black-out period pursuant to the Registration Rights Agreement exceeds 20 days.

                    Please indicate your knowledge and acceptance of these supplemental terms and provisions by signing where indicated below. Thank you.

          Sincerely,

          SCOTT & STRINGFELLOW, INC.

          /s/ Steven C. DeLaney
          ______________________________________
          Steven C. DeLaney
          First Vice President and
          Chief Financial Officer

          SCD

          ACCEPTED.

          WORLDCORP EMPLOYEE SAVINGS AND
            STOCK OWNERSHIP PLAN

             /s/ William F. Gorog
          By:____________________________________
               William F. Gorog, Trustee